SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐           No ☒

Explanatory Note

This report on Form 6-K/A is being filed by InMode Ltd. (the “Company”) as an amendment to the report on Form 6-K dated February 4, 2025. The sole purpose of this report on Form 6-K/A is to correct a clerical error in Exhibit 99.1 of the Original Form 6-K and therefore replace Exhibit 99.1 filed with the Original Form 6-K in its entirety with the Exhibit 99.1 filed herewith.  Other than as expressly set forth above, this Form 6-K/A does not amend, update or restate any other information in, or Exhibit filed with, the Original Form 6-K.

Results of Operations and Financial Condition

On February 4, 2025, InMode Ltd. announced its fourth quarter and full year 2024 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated February 4, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
February 6, 2025	Chief Executive Officer